UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 333-64222
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Panera Bread Company Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117
(314) 633-7100

Panera Bread Company Savings Plan
Index
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Information*

Schedule of Assets (Held at End of Year)	9
Consent of Independent Registered Public Accounting Firm

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Board of Directors Panera Bread Company
Panera Bread Company Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Panera Bread Company Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 28, 2006

Panera Bread Company Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments at fair value	$10,159,564	$6,840,189

Receivables
Participant contributions	462	52,930
Employer contributions	145	14,088

Total receivables	607	67,018

Total Assets	10,160,171	6,907,207

Liability
Excess contributions payable	132,176	—

Net assets available for benefits	$10,027,995	$6,907,207

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$1,079,289	$511,880
Interest income	15,487	11,944
Dividends	35,960	21,194

Total investment income	1,130,736	545,018

Contributions
Participant	1,955,338	1,425,885
Employer	485,499	367,026
Rollovers	406,015	214,030

Total contributions	2,846,852	2,006,941

Total additions	3,977,588	2,551,959

Deductions
Deductions from net assets attributed to
Benefits paid to participants	695,266	856,536
Excess contributions	132,176	173,415
Administrative expenses	29,358	28,283

Total deductions	856,800	1,058,234

Net increase	3,120,788	1,493,725

Net assets available for benefits
Beginning of year	6,907,207	5,413,482

End of year	$10,027,995	$6,907,207

The accompanying notes are an integral part of these financial statements.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Description of Plan
The following description of the Panera Bread Company Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering substantially all employees of Panera Bread Company and its affiliates (the “Company” or the “Plan Sponsor”) who have worked at least one year in which they have completed 1,000 hours or more of service and are age twenty-one or older. Employees are eligible to participate in the Plan at the beginning of the earliest quarter following the completion of the service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
     Contributions
Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are limited to a maximum annual amount under provisions of the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven funds, Panera Bread Company common stock, and an insurance investment contract as investment options for participants. The employer matching contribution is mandatory at 50 percent of the participant’s contribution on the first 3 percent of compensation. For the years ended December 31, 2005 and 2004, the Company made matching contributions of $485,499 and $367,026, respectively. Excess contributions of $132,176 relating to the Plan year 2005 were payable at December 31, 2005. There were no excess contributions relating to the Plan year 2004. Excess contributions of $173,415 relating to the Plan year 2003 were refunded in 2004.
     Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. There is graduated vesting in the Company’s matching contribution of the participant’s account based on years of vesting service. Vesting service is defined as one year of service for each consecutive twelve-month period ending on the last day of each plan year. Participants vest over a five year period, 25% after two years and thereafter 25% each year for the next three years. Participants should refer to the Plan document for a more complete description of the vesting requirements.
     Forfeitures
At December 31, 2005 and 2004, forfeited nonvested accounts were $481 and $554, respectively. These accounts will be used to reduce the amount of future Company matching contributions and to pay administrative expenses of the Plan. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2005 were $697 and $23,723, respectively. Forfeitures utilized to reduce Company matching contributions and administrative expenses in 2004 were $635 and $23,532, respectively.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

     Participant Loans
Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. The loans are secured by collateral of the balance in the participant’s account and bear interest at rates that are commensurate with prevailing market rates as determined quarterly by the Plan administrator.
     Payment of Benefits
For disability, retirement or termination of service due to death or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
     Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments allocable to their respective accounts which are to be invested in their choice of funds. For additional information related to these funds, participants should refer to various prospectuses on file with the Company.
2.	Summary of Significant Accounting Policies
     Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting, except for benefits, which are recorded as paid.
     Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     Investment Valuation and Income Recognition
The Plan’s investments that are maintained in separate accounts by The Principal Financial Group (Principal) investment managers are valued at reported unit value provided by Principal. The Plan’s guaranteed interest contract is stated at calculated fair value based on a formula utilizing the contract value adjusted for (a) differences between the interest rate on the account and current interest rates and (b) the maturity date. These contracts bore interest at 4.4 percent — 4.5 percent (varies depending on the contract) at December 31, 2005 and 4.7 percent — 6.3 percent (varies depending on the contract) at December 31, 2004. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of the Panera Bread Class A Stock Fund is determined using the last sale price as reported on the Nasdaq National Market under the symbol “PNRA.”

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits for the fiscal year indicated, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
     Administrative Expenses
Certain administrative expenses, in excess of forfeitures, are paid by the Company. Participants who elect to enter into transactions not covered by the Company, are charged administrative fees related to those transactions.
     Risks and Uncertainties
The Plan provides for various investment options in a combination of bond and stock mutual funds, common stock, and an investment contract. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term would materially affect the fair value reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
3.	Investments
The following table represents the market value of investments greater than 5 percent of net assets at December 31, 2005 and 2004:

	2005		2004
Principal Financial Group, Money Market Separate Account	$1,757,057	*	$1,407,686	*
Principal Financial Group, Bond and Mortgage Separate Account	975,032	*	693,627	*
Principal Financial Group, Large Capital Stock Index Separate Account	1,148,602	*	935,382	*
T. Rowe Price, Capital Appreciation Fund	1,169,517	*	811,670	*
T. Rowe Price, Equity Income Fund	662,499	*	399,901	*
Fidelity, Advisor Mid Cap Fund Institutional	705,159	*	451,403	*
American Funds, Europacific Growth Fund	511,246	*	221,979
Panera Bread Class A Stock Fund	1,893,667	*	1,106,514	*

*	- Investment represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the respective period) appreciated in value by $1,079,289 and $511,880, respectively, as follows:

	2005	2004

Principal Financial Group, Guaranteed Interest Contract	$700	$4,664
Principal Financial Group, Money Market Separate Account	42,556	19,437
Principal Financial Group, Bond and Mortgage Separate Account	19,137	37,291
Principal Financial Group, Large Capital Stock Index Separate Account	49,096	93,946
Principal Financial Group, Principal Financial Group Stock Fund	9,094	13,315
American Century, Value Advisor Fund	9,754	18,302
American Century, Small Cap Value Advisor Fund	12,230	13,195
T. Rowe Price, Capital Appreciation Fund	53,858	102,795
T. Rowe Price, Equity Income Fund	16,954	47,360
Fidelity, Advisor Equity Growth Institutional	20,609	9,828
Fidelity, Advisor Mid Cap Fund Institutional	54,765	66,580
Strong Opportunity Fund	—	9,703
American Funds, Europacific Growth Fund	65,337	25,446
Putnam, International Growth Fund	—	1,396
Panera Bread Class A Stock Fund	725,199	48,622

	$1,079,289	$511,880

4.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants should refer to the Plan document for a description of the priorities or distribution of Plan benefits in the event of termination. Generally, any distribution would be made in proportion to the participant’s interest, after deduction of allowable expenses.
5.	Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 27, 2005 (the “Determination Letter”) that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the Determination Letter.

Panera Bread Company Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

6.	Transactions with Parties-in-Interest
At December 31, 2005 and 2004, the Plan held units of participation in various separate accounts and a guaranteed interest contract of The Principal Financial Group, the Plan Custodian. During 2005 and 2004, participants were also able to purchase shares of Company common stock as an investment option. These various investments had a total fair value of $6,153,338 and $4,485,166 at December 31, 2005 and 2004, respectively. During the year ended December 31, 2005 and 2004, transactions with these investments included aggregate purchases of $2,477,641 and $1,518,776, respectively, and aggregate sales of $851,064 and $1,038,475, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.
Fees paid by the Plan for investment management and administrative services were $29,358 and $28,283 for the years ended December 31, 2005 and 2004, respectively.
7.	Reconciliation of Financial Statements with Form 5500
The following is a reconciliation of the contributions and net assets available for benefits per the 2005 and 2004 financial statements to the related Form 5500.

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$10,027,995	$6,907,207
Excess contributions payable	132,176	0

Net assets available for benefits per the Form 5500	$10,160,171	$6,907,207

Year Ended
December 31, 2005
Excess contributions per the financial statements	$132,176
2005 excess contributions	(132,176)

Excess contributions per the Form 5500	$—

Panera Bread Company Savings Plan
Supplemental Information
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2005

			Market
	Identity of Party Involved	Description of Asset	Value

*	Principal Financial Group	Guaranteed Interest Contract	$13,332
*	Principal Financial Group	Money Market Separate Account	1,757,057
*	Principal Financial Group	Bond and Mortgage Separate Account	975,032
*	Principal Financial Group	Large Capital Stock Index Separate Account	1,148,602
*	Principal Financial Group	Principal Financial Group Stock Fund	63,896
	American Century	Value Advisor Fund	281,363
	American Century	Small Cap Value Advisor Fund	221,912
	T. Rowe Price	Capital Appreciation Fund	1,169,517
	T. Rowe Price	Equity Income Fund	662,499
	Fidelity	Advisor Equity Growth Institutional	454,530
	Fidelity	Advisor Mid Cap Fund Institutional	705,159
	American Funds	Europacific Growth Fund	511,246
*	Panera Bread Company	Panera Bread Class A Stock Fund	1,893,667
*	Participant Loans	Participant Loans (various maturities with interest rates ranging from 6.00% to 11.00%)	301,752

			$10,159,564

*	Represents parties-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PANERA BREAD COMPANY SAVINGS PLAN
By:	/s/ Jeffrey W. Kip
	Name:	Jeffrey W. Kip
	Title:	Senior Vice President, Chief Financial Officer

Date: June 28, 2006

EXHIBIT INDEX

Exhibit No.	Title
23	Consent of Independent Registered Public Accounting Firm